UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85209E109

(CUSIP Number)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209E109
1.	Names of Reporting Persons 5AM Opportunities II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 4,137,000 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 4,137,000 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,000 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.97% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Opportunities II, L.P. (“Opps II”), 5AM Opportunities II (GP), LLC (“Opps II GP”), Dr. Kush Parmar (“Parmar”) and Andrew J. Schwab (“Schwab” and, with Opps II, Opps II GP and Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,364,000 shares of Common Stock held directly by Opps II and (ii) 1,773,000 shares of Common Stock issuable upon exercise of warrants held by Opps II that are currently exercisable. Opps II GP is the sole general partner of Opps II and Parmar and Schwab are the managing members of Opps II GP. Each of Opps II GP, Parmar and Schwab share voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 23,601,004 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2022, (ii) 16,116,000 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on February 17, 2023 (the “Private Placement”), and (iii) 1,773,000 shares of Common Stock issuable upon conversion of warrants held by Opps II.

CUSIP No. 85209E109
1.	Names of Reporting Persons 5AM Opportunities II (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 4,137,000 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 4,137,000 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,000 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.97% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,364,000 shares of Common Stock held directly by Opps II and (ii) 1,773,000 shares of Common Stock issuable upon exercise of warrants held by Opps II that are currently exercisable. Opps II GP is the sole general partner of Opps II and Parmar and Schwab are the managing members of Opps II GP. Each of Opps II GP, Parmar and Schwab share voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 23,601,004 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2022, (ii) 16,116,000 shares of Common Stock issued in the Private Placement on February 17, 2023, and (iii) 1,773,000 shares of Common Stock issuable upon conversion of warrants held by Opps II.

CUSIP No. 85209E109
1.	Names of Reporting Persons Dr. Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 4,137,000 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 4,137,000 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,000 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.97% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,364,000 shares of Common Stock held directly by Opps II and (ii) 1,773,000 shares of Common Stock issuable upon exercise of warrants held by Opps II that are currently exercisable. Opps II GP is the sole general partner of Opps II and Parmar and Schwab are the managing members of Opps II GP. Each of Opps II GP, Parmar and Schwab share voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 23,601,004 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2022, (ii) 16,116,000 shares of Common Stock issued in the Private Placement on February 17, 2023, and (iii) 1,773,000 shares of Common Stock issuable upon conversion of warrants held by Opps II.

CUSIP No. 85209E109
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 4,137,000 shares (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 4,137,000 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,000 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.97% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,364,000 shares of Common Stock held directly by Opps II and (ii) 1,773,000 shares of Common Stock issuable upon exercise of warrants held by Opps II that are currently exercisable. Opps II GP is the sole general partner of Opps II and Parmar and Schwab are the managing members of Opps II GP. Each of Opps II GP, Parmar and Schwab share voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 23,601,004 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2022, (ii) 16,116,000 shares of Common Stock issued in the Private Placement on February 17, 2023, and (iii) 1,773,000 shares of Common Stock issuable upon conversion of warrants held by Opps II.

Item 1.

(a)	Name of Issuer Spruce Biosciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices 611 Gateway Boulevard, Suite 740 South San Francisco, California 94080

Item 2.

(a)	Name of Person Filing 5AM Opportunities II, L.P. (“Opps II”) 5AM Opportunities II (GP), LLC (“Opps II GP”) Dr. Kush Parmar (“Parmar”) Andrew J. Schwab (“Schwab”)
(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107

(c)	Citizenship

	Entities:	Opps II	-	Delaware
		Opps II GP	-	Delaware
	Individuals:	Parmar	-	United States
		Schwab	-	United States

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share par value (“Common Stock”)
	(e)	CUSIP Number 85209E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of February 27, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Opps II (1)	4,137,000	0	4,137,000	0	4,137,000	4,137,000	9.97%
Opps II GP (1)	0	0	4,137,000	0	4,137,000	4,137,000	9.97%
Parmar (1)	0	0	4,137,000	0	4,137,000	4,137,000	9.97%
Schwab (1)	0	0	4,137,000	0	4,137,000	4,137,000	9.97%

(1)	Includes (i) 2,364,000 shares of Common Stock held directly by Opps II and (ii) 1,773,000 shares of Common Stock issuable upon exercise of warrants held by Opps II that are currently exercisable. Opps II GP is the sole general partner of Opps II and Parmar and Schwab are the managing members of Opps II GP. Each of Opps II GP, Parmar and Schwab share voting and dispositive power over the shares held by Opps II.

(2)	This percentage is calculated based upon the sum of (i) 23,601,004 shares of the Issuer's Common Stock issued and outstanding as of December 31, 2022, (ii) 16,116,000 shares of Common Stock issued in the Private Placement on February 17, 2023, and (iii) 1,773,000 shares of Common Stock issuable upon conversion of warrants held by Opps II.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2023

5AM Opportunities II, L.P.

By:	5AM Opportunities II (GP), LLC
its	General Partner

By:	/s/ Kush Parmar
Name: Dr. Kush Parmar
Title: Managing Member

5AM Opportunities II (GP), LLC

By:	/s/ Kush Parmar
Name: Dr. Kush Parmar
Title: Managing Member

/s/ Kush Parmar
Dr. Kush Parmar

/s/ Andrew J. Schwab
Andrew J. Schwab

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Spruce Biosciences, Inc. is filed on behalf of each of us.

Dated: February 27, 2023

5AM Opportunities II, L.P.

By:	5AM Opportunities II (GP), LLC
its	General Partner

By:	/s/ Kush Parmar
Name: Dr. Kush Parmar
Title: Managing Member

5AM Opportunities II (GP), LLC

By:	/s/ Kush Parmar
Name: Dr. Kush Parmar
Title: Managing Member

/s/ Kush Parmar
Dr. Kush Parmar

/s/ Andrew J. Schwab
Andrew J. Schwab